June 16, 2025

Michael Garrett
Vice President of Accounting and Controller
Diversified Energy Co PLC
1600 Corporate Drive
Birmingham, Alabama 35242

       Re: Diversified Energy Co PLC
           Form 20-F for the Fiscal Year ended December 31, 2024
           Filed March 17, 2025
           File No. 001-41870
Dear Michael Garrett:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation